Filed by DENTSPLY International Inc.

Commission File No. 000-16211

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sirona Dental Systems, Inc.

Commission File No. 000-22673

News

For further information contact:

Derek Leckow

Vice President

Investor Relations

(717) 849-7863	For Immediate Release

DENTSPLY International Reports Record Third Quarter 2015 Results

•	Adjusted earnings of $0.66 per diluted share, up 6.5% vs. $0.62 in prior year period
•	Adjusted operating margin for the third quarter expanded 220 bps to 20.9%
•	Revenue excluding precious metals up 1.4% in constant currency in the third quarter; Fx headwind 9.1%
•	Operating cash flow growth of 8.3%

York, PA - October 28, 2015 - DENTSPLY International Inc. (NASDAQ: XRAY) today announced sales and earnings for the three and nine months ended September 30, 2015.

Third Quarter Results

Net sales in the third quarter of 2015 of $648.9 million decreased 8.4% compared to $708.2 million in the third quarter of 2014. Net sales, excluding metals content, of $629.3 million decreased 7.7% compared to $681.6 million in the third quarter of 2014. Revenue for the three months, excluding precious metals, grew 1.4% on a constant currency basis, offset by a 9.1% headwind from foreign currency translation.

Net income attributable to DENTSPLY International for the third quarter of 2015 was $84.5 million, or $0.59 per diluted share, compared to $75.3 million, or $0.52 per diluted share in the second quarter of 2014. On an adjusted basis, excluding certain items, net earnings per diluted share grew 6.5% to $0.66 compared to $0.62 in the third quarter of 2014. A reconciliation of the adjusted earnings per share, a non-US GAAP measure, to earnings per share calculated on a US-GAAP basis is provided in the attached table.

Nine months 2015 Results

Net sales for the first nine months of 2015 of $2.0 billion decreased 9.1% compared to $2.2 billion for the first nine months of 2014. Net sales for the nine months, excluding precious metals content, of $1.9 billion decreased 7.9% compared to $2.1 billion in the first nine months of 2014. Revenue for the first nine months of 2015 grew 2.0% on a constant currency basis, offset by a 9.9% headwind from foreign currency translation.

Net income attributable to DENTSPLY International for the first nine months of 2015 was $192.6 million, or $1.35 per diluted share, compared to $238.1 million, or $1.65 per diluted share in the first nine months of 2014. On an adjusted basis, excluding certain items, net earnings per diluted share grew 3.7% to $1.97 compared to $1.90 in the first nine months of 2014.

Outlook

Bret Wise, DENTSPLY’s Chairman and Chief Executive Officer, stated “During the third quarter, the business continued to achieve strong earnings growth despite a significant headwind from currency. We have been executing our global efficiency program and have realized improved margins well ahead of plan. For the third quarter, adjusted operating margin of 20.9% improved 220 basis points and, over a two-year period, the cumulative improvement was 300 basis points. Looking ahead, we are now poised to increase investment in growth opportunities, while also improving margins further, both important elements in driving shareholder value. Based on the results through nine months and our outlook for the balance of the year, we are increasing full-year 2015 adjusted earnings guidance to the range of $2.58 to $2.64 per diluted share.”

Merger Update

On September 15, 2015, the Company and Sirona Dental Systems, Inc. (“Sirona”) entered into an Agreement and Plan of Merger and announced a merger of equals between the two companies. Mr. Wise commented, “We are excited about the possibilities that this merger brings to the dental market, our customers and shareholders. We are actively pursuing the regulatory and shareholder approvals required to complete the merger and expect the transaction to close in the first quarter of 2016.”

Additional Information

A conference call is scheduled to begin today at 8:30 a.m. (Eastern Time) with a live webcast to discuss these financial results. Supplemental materials for reference during the call will be available for download in the investor relations section of DENTSPLY's web site, at www.dentsply.com.

Investors can access the webcast via a link on DENTSPLY’s web site at www.dentsply.com. For those planning to participate on the call, please dial (877) 856-1969 for domestic calls, or (719) 325-4903 for international calls. The Conference ID # is 4311375. Members of management speaking on the call will include Bret Wise, DENTSPLY’s Chairman and Chief Executive Officer, Chris Clark, President and Chief Financial Officer, and Jim Mosch, Executive Vice President and Chief Operating Officer.

A rebroadcast of the conference call will be available online at the DENTSPLY web site, and a dial-in replay will be available for one week following the call at (888) 203-1112 (for domestic calls) or (719) 457-0820 (for international calls), Replay Passcode # 4311375.

DENTSPLY International Inc. is a leading manufacturer and distributor of dental and other consumable medical device products. The Company believes it is the world's largest manufacturer of consumable dental products for the professional dental market. For over 115 years, DENTSPLY's commitment to innovation and professional collaboration has enhanced its portfolio of branded consumables and small equipment. Headquartered in the United States, the Company has global operations with sales in more than 120 countries. Visit www.dentsply.com for more information about DENTSPLY and its products.

This press release contains forward-looking information (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding future events or the future financial performance of the Company that involve substantial risks and uncertainties. Actual events or results may differ materially from those in the projections or other forward-looking information set forth herein as a result of certain risk factors. These risk factors include, without limitation; uncertainties as to the timing of the merger with Sirona; uncertainties as to whether the Company’s and Sirona’s stockholders will approve the merger; the risk that competing offers will be made; the possibility that various closing conditions for the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger, or the terms of such approval; the effects of disruption from the merger making it more difficult to maintain relationships with employees, customers, suppliers, and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability; the failure to realize synergies from the merger or delay in realization thereof; the business of the Company and Sirona may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the merger, including adverse effects on employee retention and on the Company’s and Sirona’s respective business relationships with third parties; costs associated with the merger; the continued strength of dental and medical markets, the timing, success and market reception for our new and existing products, uncertainty with respect to governmental actions with respect to dental and medical products, outcome of litigation and/or governmental enforcement actions, volatility in the capital markets or changes in our credit ratings, continued support of our products by influential dental and medical professionals, our ability to successfully integrate acquisitions, risks associated with foreign currency exchange rates, risks associated with our competitors’ introduction of generic or private label products, our ability to accurately predict dealer and customer inventory levels, our ability to successfully realize the benefits of any cost reduction or restructuring efforts, our ability to obtain a supply of certain finished goods and raw materials from third parties and changes in the general economic environment that could affect the business. Changes in such assumptions or factors could produce significantly different results.

For additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements, please refer to the Company's most recent Form 10-K and its subsequent periodic reports on Forms 10-Q filed with the Securities and Exchange Commission.

Non-US GAAP Financial Measures

In addition to the results reported in accordance with US GAAP, the Company provides adjusted net income attributable to DENTSPLY International and adjusted earnings per diluted common share (“adjusted EPS”). The Company discloses adjusted net income attributable to DENTSPLY International to allow investors to evaluate the performance of the Company’s operations exclusive of certain items that impact the comparability of results from period to period and may not be indicative of past or future performance of the normal operations of the Company and certain large non-cash charges related to purchased intangible assets. The Company believes that this information is helpful in understanding underlying operating trends and cash flow generation.

Adjusted net income and adjusted EPS are important internal measures for the Company. Senior management receives a monthly analysis of operating results that includes adjusted net income and adjusted EPS and the performance of the Company is measured on this basis along with other performance metrics.

The adjusted net income attributable to DENTSPLY International consists of net income attributable to DENTSPLY International adjusted to exclude the net of tax impact of the following:

(1)  Business combination related costs. These adjustments include costs related to integrating and consummating recently acquired businesses and costs, gains and losses related to the disposal of businesses or product lines. These items are irregular in timing and as such may not be indicative of past and future performance of the Company and are therefore excluded to allow investors to better understand underlying operating trends.

(2)  Restructuring, restructuring program related costs and other costs. These adjustments include costs related to the implementation of restructuring initiatives as well as certain other costs. These costs can include, but are not limited to, severance costs, facility closure costs, lease and contract terminations costs, related professional service costs, duplicate facility and labor costs associated with specific restructuring initiatives, as well as, legal settlements and impairments of assets. These items are irregular in timing, amount and impact to the Company’s financial performance. As such, these items may not be indicative of past and future performance of the Company and are therefore excluded for the purpose of understanding underlying operating trends.

(3)  Amortization of purchased intangible assets. This adjustment excludes the periodic amortization expense related to purchased intangible assets. Beginning in 2011, the Company began recording large non-cash charges related to the values attributed to purchased intangible assets. As such, amortization expense has been excluded from adjusted net income attributed to DENTSPLY International to allow investors to evaluate and understand operating trends excluding these large non-cash charges.

(4)  Credit risk and fair value adjustments. These adjustments include both the cost and income impacts of adjustments in certain assets and liabilities including the Company’s pension obligations, that are recorded through net income which are due solely to the changes in fair value and credit risk. These items can be variable and driven more by market conditions than the Company’s operating performance. As such, these items may not be indicative of past and future performance of the Company and therefore are excluded for comparability purposes.

(5)  Certain fair value adjustments related to an unconsolidated affiliated company. This adjustment represents the fair value adjustment of the unconsolidated affiliated company’s convertible debt instrument held by the Company. The affiliate is accounted for under the equity method of accounting. The fair value adjustment is driven by open market pricing of the affiliate’s equity instruments, which has a high degree of variability and may not be indicative of the operating performance of the affiliate or the Company.

(6)  Income tax related adjustments. These adjustments include both income tax expenses and income tax benefits that are representative of income tax adjustments mostly related to prior periods, as well as the final settlement of income tax audits, and discrete tax items resulting from the implementation of restructuring initiatives. These adjustments are irregular in timing and amount and may significantly impact the Company’s operating performance. As such, these items may not be indicative of past and future performance of the Company and therefore are excluded for comparability purposes.

Adjusted earnings per diluted common share is calculated by dividing adjusted net income attributable to DENTSPLY International by diluted weighted-average common shares outstanding. Adjusted net income attributable to DENTSPLY International and adjusted earnings per diluted common share are considered measures not calculated in accordance with US GAAP, and therefore are non-US GAAP measures. These non-US GAAP measures may differ from other companies. Income tax related adjustments may include the impact to adjust the interim effective income tax rate to the expected annual effective tax rate. The non-US GAAP financial information should not be considered in isolation from, or as a substitute for, measures of financial performance prepared in accordance with US GAAP.

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Net sales	$648.9	$708.2	$2,003.2	$2,203.6
Net sales, excluding precious metal content	629.3	681.6	1,935.6	2,101.7

Cost of products sold	279.4	320.1	860.7	996.9

Gross profit	369.5	388.1	1,142.5	1,206.7
% of Net sales	56.9%	54.8%	57.0%	54.8%
% of Net sales, excluding precious metal content	58.7%	56.9%	59.0%	57.4%

Selling, general and administrative expenses	264.3	276.0	809.5	859.9

Restructuring and other costs	6.6	2.5	50.9	4.5

Operating income	98.6	109.6	282.1	342.3
% of Net sales	15.2%	15.5%	14.1%	15.5%
% of Net sales, excluding precious metal content	15.7%	16.1%	14.6%	16.3%

Net interest and other expense	5.4	12.1	24.7	32.6

Income before income taxes	93.2	97.5	257.4	309.7

Provision for income taxes	19.6	21.2	63.2	69.9

Equity in net income (loss) of unconsolidated affiliated company	10.8	(1.0)	(1.7)	(1.6)

Net income	84.4	75.3	192.5	238.2
% of Net sales	13.0%	10.6%	9.6%	10.8%
% of Net sales, excluding precious metal content	13.4%	11.0%	9.9%	11.3%

Less: Net (loss) income attributable to noncontrolling interests	(0.1)	—	(0.1)	0.1

Net income attributable to DENTSPLY International	$84.5	$75.3	$192.6	$238.1

% of Net sales	13.0%	10.6%	9.6%	10.8%
% of Net sales, excluding precious metal content	13.4%	11.0%	10.0%	11.3%

Earnings per common share:
Basic	$0.60	$0.53	$1.38	$1.68
Dilutive	$0.59	$0.52	$1.35	$1.65

Cash dividends declared per common share	$0.07250	$0.06625	$0.21750	$0.19875

Weighted average common shares outstanding:
Basic	139.8	141.8	140.0	141.9
Dilutive	142.4	144.3	142.5	144.3

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions)

(unaudited)

	September 30, 2015	December 31 , 2014
Assets
Current Assets:

Cash and cash equivalents	$236.4	$151.7
Accounts and notes receivable-trade, net	429.8	426.6
Inventories, net	361.3	387.1
Prepaid expenses and other current assets	180.6	241.6
Total Current Assets	1,208.1	1,207.0

Property, plant and equipment, net	555.2	588.9
Identifiable intangible assets, net	600.4	670.8
Goodwill, net	1,984.3	2,089.3
Other noncurrent assets, net	54.2	90.5

Total Assets	$4,402.2	$4,646.5

Liabilities and Equity

Current liabilities	$933.4	$652.6
Long-term debt	701.9	1,150.1
Deferred income taxes	152.9	165.6
Other noncurrent liabilities	332.5	356.0
Total Liabilities	2,120.7	2,324.3

Total DENTSPLY International Equity	2,280.1	2,321.3
Noncontrolling interests	1.4	0.9
Total Equity	2,281.5	2,322.2

Total Liabilities and Equity	$4,402.2	$4,646.5

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

SUPPLEMENTAL SUMMARY CASH FLOW INFORMATION

(In millions)

(unaudited)

	Nine Months Ended September 30,
	2015	2014

Net Cash Provided by Operating Activities	$371.0	$367.7
Net Cash Provided by (Used in) Investing Activities	$13.2	$(76.4)
Net Cash Used in Financing Activities	$294.0	$264.3

Depreciation	$61.6	$63.1
Amortization	$32.8	$36.4
Capital Expenditures	$51.7	$73.0
Cash Dividends Paid	$29.9	$27.9

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

(In millions, except percentages)
(unaudited)

Operating Income Summary:

The following tables present the reconciliation of reported US GAAP operating income in total and on a percentage of net sales, excluding precious metal content, to the non-US GAAP financial measures.

Three Months Ended September 30, 2015

	Operating Income (Loss)	Percentage of Net Sales, Excluding Precious Metal Content
Operating Income	$98.6	15.7%
Restructuring, Restructuring Program Related Costs and Other Costs	15.5	2.5%
Amortization of Purchased Intangible Assets	10.9	1.7%
Business Combination Related Costs	4.9	0.8%
Credit Risk and Fair Value Adjustments	2.0	0.3%
Adjusted Non-US GAAP Operating Income	$131.9	21.0%

Three Months Ended September 30, 2014

	Operating Income (Loss)	Percentage of Net Sales, Excluding Precious Metal Content
Operating Income	$109.6	16.1%
Amortization of Purchased Intangible Assets	11.9	1.8%
Restructuring, Restructuring Program Related Costs and Other Costs	3.7	0.5%
Business Combination Related Costs	2.0	0.3%
Adjusted Non-US GAAP Operating Income	$127.2	18.7%

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

(In millions, except percentages)
(unaudited)

Operating Income Summary:

The following tables present the reconciliation of reported US GAAP operating income in total and on a percentage of net sales, excluding precious metal content, to the non-US GAAP financial measures.

Nine Months Ended September 30, 2015

	Operating Income (Loss)	Percentage of Net Sales, Excluding Precious Metal Content
Operating Income	$282.1	14.6%
Restructuring, Restructuring Program Related Costs and Other Costs	65.7	3.4%
Amortization of Purchased Intangible Assets	32.8	1.7%
Credit Risk and Fair Value Adjustments	6.0	0.3%
Business Combination Related Costs	5.7	0.3%
Adjusted Non-US GAAP Operating Income	$392.3	20.3%

Nine Months Ended September 30, 2014

	Operating Income (Loss)	Percentage of Net Sales, Excluding Precious Metal Content
Operating Income	$342.3	16.3%
Amortization of Purchased Intangible Assets	36.4	1.7%
Restructuring, Restructuring Program Related Costs and Other Costs	5.9	0.3%
Business Combination Related Costs	5.6	0.3%
Adjusted Non-US GAAP Operating Income	$390.2	18.6%

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

(In millions, except per share amounts)
(unaudited)

Earnings Summary:

The following tables present the reconciliation of reported US GAAP net income attributable to DENTSPLY International and on a per diluted common share basis to the non-US GAAP financial measures.

Three Months Ended September 30, 2015

	Net Income	Per Diluted Common Share
Net Income Attributable to DENTSPLY International	$84.5	$0.59
Restructuring, Restructuring Program Related Costs and Other Costs, Net of Tax	12.6	0.09
Amortization of Purchased Intangible Assets, Net of Tax	7.6	0.05
Business Combination Related Costs, Net of Tax	4.9	0.03
Credit Risk and Fair Value Adjustments, Net of Tax	0.8	0.01
Income Tax Related Adjustments	(2.3)	(0.02)
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company, Net of Tax	(14.6)	(0.10)
Rounding	—	0.01
Adjusted non-US GAAP earnings	$93.5	$0.66

Three Months Ended September 30, 2014

	Net Income	Per Diluted Common Share
Net Income Attributable to DENTSPLY International	$75.3	$0.52
Amortization of Purchased Intangible Assets, Net of Tax	8.4	0.06
Restructuring, Restructuring Program Related Costs and Other Costs, Net of Tax	2.5	0.02
Business Combination Related Costs, Net of Tax	1.4	0.01
Credit Risk and Fair Value Adjustments, Net of Tax	0.8	0.01
Income Tax Related Adjustments	0.6	—
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company, Net of Tax	0.3	—
Adjusted Non-US GAAP Net Income Attributable to DENTSPLY International	$89.3	$0.62

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

(In millions, except per share amounts)
(unaudited)

Earnings Summary:

The following tables present the reconciliation of reported US GAAP net income attributable to DENTSPLY International and on a per diluted common share basis to the non-US GAAP financial measures.

Nine Months Ended September 30, 2015

	Net Income	Per Diluted Common Share
Net Income Attributable to DENTSPLY International	$192.6	$1.35
Restructuring, Restructuring Program Related Costs and Other Costs, Net of Tax	53.9	0.38
Amortization of Purchased Intangible Assets, Net of Tax	22.9	0.16
Business Combination Related Costs, Net of Tax	5.5	0.04
Credit Risk and Fair Value Adjustments, Net of Tax	4.1	0.03
Income Tax Related Adjustments	3.1	0.02
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company, Net of Tax	(1.7)	(0.01)
Adjusted Non-US GAAP Net Income Attributable to DENTSPLY International	$280.4	$1.97

Nine Months Ended September 30, 2014

	Net Income	Per Diluted Common Share
Net Income Attributable to DENTSPLY International	$238.1	$1.65
Amortization of Purchased Intangible Assets, Net of Tax	25.7	0.18
Restructuring, Restructuring Program Related Costs and Other Costs, Net of Tax	4.1	0.03
Business Combination Related Costs, Net of Tax	3.8	0.02
Income Tax Related Adjustments	3.5	0.02
Credit Risk and Fair Value Adjustments, Net of Tax	—	—
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company, Net of Tax	(0.8)	—
Adjusted Non-US GAAP Net Income Attributable to DENTSPLY International	$274.4	$1.90

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

(In millions, except percentages)
(unaudited)

Operating Tax Rate Summary:

The following tables present the reconciliation of reported US GAAP effective tax rate as a percentage of income before income taxes to the non-US GAAP financial measure.

Three Months Ended September 30, 2015

	Pre-tax Income	Income Tax Benefit (Expense)	Percentage of Pre-Tax Income
As Reported - US GAAP Operating Results	$93.2	$(19.6)	21.0%
Restructuring, Restructuring Program Related Costs and Other Costs	15.5	(2.9)
Amortization of Purchased Intangible Assets	10.9	(3.3)
Business Combination Related Costs	4.9	—
Credit Risk and Fair Value Adjustments	1.0	(0.2)
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company	(5.1)	1.1
Income Tax Related Adjustments	—	(2.3)
As Adjusted - Non-US GAAP Operating Results	$120.4	$(27.2)	22.6%

Three Months Ended September 30, 2014

	Pre-tax Income	Income Tax Benefit (Expense)	Percentage of Pre-Tax Income
As Reported - US GAAP Operating Results	$97.5	$(21.2)	21.7%
Amortization of Purchased Intangible Assets	11.9	(3.5)
Restructuring, Restructuring Program Related Costs and Other Costs	3.7	(1.2)
Business Combination Related Costs	2.0	(0.6)
Credit Risk and Fair Value Adjustments	1.3	(0.5)
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company	—	—
Income Tax Related Adjustments	—	0.6
As Adjusted - Non-US GAAP Operating Results	$116.4	$(26.4)	22.7%

DENTSPLY INTERNATIONAL INC. AND SUBSIDIARIES

(In millions, except percentages)
(unaudited)

Operating Tax Rate Summary:

The following tables present the reconciliation of reported US GAAP effective tax rate as a percentage of income before income taxes to the non-US GAAP financial measure.

Nine Months Ended September 30, 2015

	Pre-tax Income	Income Tax Benefit (Expense)	Percentage of Pre-Tax Income
As Reported - US GAAP Operating Results	$257.4	$(63.2)	24.6%
Restructuring, Restructuring Program Related Costs and Other Costs	65.7	(11.8)
Amortization of Purchased Intangible Assets	32.8	(9.9)
Credit Risk and Fair Value Adjustments	5.7	(1.6)
Business Combination Related Costs	5.7	(0.2)
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company	(5.2)	1.1
Income Tax Related Adjustments	—	3.1
As Adjusted - Non-US GAAP Operating Results	$362.1	$(82.5)	22.8%

Nine Months Ended September 30, 2014

	Pre-tax Income	Income Tax Benefit (Expense)	Percentage of Pre-Tax Income
As Reported - US GAAP Operating Results	$309.7	$(69.9)	22.6%
Amortization of Purchased Intangible Assets	36.4	(10.7)
Restructuring, Restructuring Program Related Costs and Other Costs	5.9	(1.8)
Business Combination Related Costs	5.6	(1.8)
Certain Fair Value Adjustments Related to an Unconsolidated Affiliated Company	0.2	(0.1)
Credit Risk and Fair Value Adjustments	—	—
Income Tax Related Adjustments	—	3.5
As Adjusted - Non-US GAAP Operating Results	$357.8	$(80.8)	22.6%

Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of DENTSPLY International Inc. (“DENTSPLY”) and Sirona Dental Systems Inc. (“Sirona”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between DENTSPLY and Sirona, including future financial and operating results; DENTSPLY’s and Sirona’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements are based on information currently available to DENTSPLY and Sirona and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between DENTSPLY and Sirona, these factors could include, but are not limited to: the risk that DENTSPLY or Sirona may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the dental and medical device markets; unexpected changes relating to competitive factors in the dental and medical devices industries; the timing, success and market reception for DENTSPLY’s and Sirona’s new and existing products; the possibility of new technologies outdating DENTSPLY’s or Sirona’s products; the outcomes of any litigation; continued support of DENTSPLY’s or Sirona’s products by influential dental and medical professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in DENTSPLY’s and Sirona’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond DENTSPLY’s or Sirona’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither DENTSPLY nor Sirona undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per DENTSPLY share or Sirona share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per DENTSPLY share or Sirona share, as applicable. Neither DENTSPLY nor Sirona gives any assurance (1) that either DENTSPLY or Sirona will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning DENTSPLY, Sirona, the proposed transaction, the combined company or other matters and attributable to DENTSPLY or Sirona or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between DENTSPLY and Sirona or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between DENTSPLY and Sirona will be submitted to the respective stockholders of DENTSPLY and Sirona for their consideration. DENTSPLY will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of DENTSPLY and Sirona that also constitutes a prospectus of DENTSPLY. DENTSPLY and Sirona will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. DENTSPLY and Sirona also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which DENTSPLY or Sirona may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DENTSPLY AND Sirona ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENTSPLY, Sirona, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DENTSPLY and Sirona, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. DENTSPLY and Sirona make available free of charge at www.dentsply.com and www.sirona.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

DENTSPLY, Sirona, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of DENTSPLY and Sirona in connection with the proposed transaction. Information about the directors and executive officers of Sirona is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 28, 2015. Information about the directors and executive officers of DENTSPLY is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 10, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.